CONSENT OF QUALIFIED PERSON

I, William E. Roscoe, Ph.D., P.Eng., do hereby consent to the public filing of the technical report titled “Technical Report with an Updated Mineral Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada” (the Technical Report) dated March 15, 2018, by Denison Mines Corp.

I also consent to any extracts from or a summary of the Technical Report in the press release of Denison Mines Corp. dated January 31, 2018 (the “Disclosure”).

I certify that I have read the Disclosure and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 15th day of March, 2018.

(Signed) “William E. Roscoe”

William E. Roscoe, Ph.D., P.Eng.

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